SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934

                           MINRAD INTERNATIONAL, INC.
                                (Name of Issuer)

                    COMMON STOCK, $0.01 PAR VALUE PER SHARE.
                         (Title of Class of Securities)

                                    60443P103
                                 (CUSIP Number)


                               KEVIN B. KIMBERLIN
                             C/O SPENCER TRASK & CO.
                         535 MADISON AVENUE, 18TH FLOOR
                               NEW YORK, NY 10022
                               Tel: (212) 355-5565
                               Fax: (212) 751-3483

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                JANUARY 26, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO.:  60443P103

1.   NAME OF REPORTING PERSON:  Kevin B. Kimberlin

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)       (b)  x

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:  AF

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
          Yes                 No X

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  UNITED STATES

7.   SOLE VOTING POWER:  7,938,425 shares

8.   SHARED VOTING POWER: 0 shares

9.   SOLE DISPOSITIVE POWER:  7,938,425  shares

10.  SHARED DISPOSITIVE POWER: 0 shares

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
     PERSON:  7,938,425

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:   Yes       No  x

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 17.44%

14.  TYPE OF REPORTING PERSON:  IN

     The information reported in Item 5 hereof supplements the information reported in Item 5 of the Schedule 13D filed by the Reporting Person on February 21, 2007 (the "February Schedule 13D"), as such has been further supplemented, relating to the common stock, $0.01 par value per share (the "Common Stock"), of Minrad International, Inc., a Nevada corporation (the "Company", formerly Technology Acquisition Corporation). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the February Schedule 13D.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the date of this Statement, Mr. Kimberlin is a beneficial owner, for purposes of Section 13(d) of the Act, of 7,938,425 shares of Common Stock, which represents beneficial ownership of approximately 17.44% of the Common Stock. Specifically, Mr. Kimberlin may be deemed to beneficially own the 4,083,020 shares of Common Stock and the currently exercisable warrants to purchase up to 3,855,405 shares of Common Stock held by the Spencer Trask Entities in the aggregate. The percentage of shares of Common Stock reported beneficially owned by the Reporting Person is based upon 41,666,819 shares of Common Stock outstanding, which is the total number of shares of Common Stock reported by the Company as outstanding as of September 30, 2006 in its Form 10-QSB filed with the Securities and Exchange Commission (the "Commission") on November 6, 2006. Beneficial ownership has been determined in accordance with the rules of the Commission.

     Since the filing of the February Schedule 13D through the date of this Statement, the Reporting Person has sold 452,480 shares of Common Stock, as follows:

--------------------------------------------------------------------------------
Date                        Number of Shares Sold               Price per Share
--------------------------------------------------------------------------------
01/26/2007                  52,480                              $5.525
--------------------------------------------------------------------------------
01/27/2007                  400,000                             $5.3000
--------------------------------------------------------------------------------


     (b) Mr. Kimberlin indirectly has the sole power to vote or direct the vote of and dispose or direct the disposition of all shares of Common Stock deemed to be beneficially owned by him.

     (c) There have been no transactions in securities of the Company effected during the past 60 days by Mr. Kimberlin, other than as described herein.

     (d) With respect to the securities held by Fund I and Fund II, the investors of Fund I and Fund II have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. With respect to the securities held by each of the other Spencer Trask Entities, no person other than Mr. Kimberlin (indirectly) and such other Spencer Trask Entity is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     (e) Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 2, 2007


                                               KEVIN B. KIMBERLIN


                                               /s/ Kevin B. Kimberlin
                                               ----------------------
                                               Kevin B. Kimberlin